UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Princeton Everest Fund

(Name of Subject Company (Issuer))

Princeton Everest Fund

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS I, Class II, and Class L

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

74234P107 (Class A)

74234P206 (Class I)

74234P404 (Class II)

743234P701 (Class L)

(CUSIP Number of Class of Securities)

John L. Sabre

8500 Normandale Lake Blvd.

Suite 1900

Minneapolis, MN 55437

(952) 897-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Philip B. Sineneng Esq.

Thompson Hine LLP

41 S. High St., Suite 1700

Columbus, OH 43215

(614) 469-3217

September 23 , 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

ITEM 1.	SUMMARY TERM SHEET.

●

As stated in the Fund’s offering documents, the Fund will buy your Class A, Class I, Class II, and/or Class L shares of the Fund (“Shares”) at their aggregate net asset value (that is, the value of the Fund’s assets minus its liabilities divided by the number of outstanding Shares). The Fund does not impose any charges on repurchases of Shares unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies). This Offer will remain open until the end of the day on October 21, 2025 , at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date). Net asset value will be calculated for this purpose on December 31 , 2025 (the “Tender Valuation Date”). The Fund reserves the right to adjust the Tender Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●

A Fund shareholder (“Shareholder”) tendering for repurchase less than all of its Shares must maintain an account balance of the minimum investment amount applicable to the relevant Share class after the repurchase is effected. If a Shareholder tenders an amount of Shares that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum balance is maintained. The Fund may also repurchase all of the Shareholder’s Shares (see Section 4 of the Offer to Purchase).

●

If the Offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer period, repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

●

Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”). Each tendering Shareholder will receive a promissory note entitling the Shareholder to receive the value of the Shareholder’s Shares determined as of the Tender Valuation Date. The Notes provided to Shareholders in payment for tendered Shares will not be transferable. The delivery of Notes will generally be made promptly (within approximately five business days) after the Expiration Date (as defined in Item 4 below). Each Note will be held by Ultimus Fund Solutions, LLC (“UFS”) on your behalf. Upon a written request by you to UFS, UFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

●

The Note will entitle you to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares (the “Initial Payment”). The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Tender Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds (see Section 7 of the Offer to Purchase).

The second and final payment in respect of a promissory note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Tender Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Tender Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

●

Payments for the Notes will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow and such borrowing is approved by the Fund’s Board of Trustees).

●

Following this summary is a formal notice of the Fund’s offer to purchase your Shares. The Offer remains open to you until the end of the day on the Expiration Date. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase. Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein (see Section 6 of the Offer to Purchase).

●

If you would like the Fund to purchase your Shares and you hold your Shares directly, you should mail a Letter of Transmittal, enclosed with this Offer, to the Fund, c/o UFS, at the address listed in the Offer to Purchase, so that it is received before the end of the day on October 21 , 2025 , at 12:00 midnight, Eastern Time (or if the Offer is extended, by any later notice due date). If you would like the Fund to purchase your Shares and a custodian holds your Shares on your behalf, please complete and send the Letter of Transmittal to your custodian and direct your custodian to execute it and mail it to UFS at the same address by the same deadline. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) is likely to change before December 31, 2025 , when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined at least monthly (see Section 5 of the Offer to Purchase).

●	If you would like to obtain the most current net asset value of your Shares, you may contact the Fund at 855.924.2454 (see Section 3 of the Offer to Purchase).
●

Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on October 21 , 2025 , at 12:00 midnight, Eastern Time (or if the Offer is extended, until any later notice due date). Also realize that although the tender offer initially expires on October 21, 2025 , tendering Shareholders remain investors in the Fund until December 31, 2025 (see Section 7 of the Offer to Purchase).

●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by UFS. If you fail to confirm receipt of your Letter of Transmittal by UFS, there can be no assurance that your tender has been received by the Fund.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is “Princeton Everest Fund.” The Fund is non-diversified, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company, and organized as a Delaware statutory trust. The principal executive office of the Fund is located at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437, and the phone number is (952) 897-5390.

(b) The title of the securities that are the subject of the Offer is “Class A, Class I, Class II, and Class L shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on June 30 , 2025, the net asset value of the Fund was $139, 681 , 031 . 92 . Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5% of the net assets of the Fund that are tendered by and not cancelled by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of a Share is strictly limited by the terms of the Fund’s Seventh Amended and Restated Agreement and Declaration of Trust dated November 23, 2022 (including previous iterations, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Princeton Everest Fund”. The Fund’s principal executive office is located at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437 and the telephone number is (952) 897-5390. The Fund’s Trustees are Jeffrey P. Greiner, William Peichel and John L. Sabre. Each Trustee’s address is c/o Princeton Fund Advisors, LLC, 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437. Mr. Sabre is an “interested person”

(as defined in the 1940 Act) of the Fund because of his past affiliation with the Fund’s adviser (Princeton Fund Advisors, LLC).

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5% of the net assets of the Fund ($6,984,051.60 ) that are tendered by Shareholders by 12:00 midnight, Eastern Time, on October 21 , 2025 (or if the Offer is extended, by any later notice due date) and not cancelled as described in Item 4(a)(1)(v).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on December 31, 2025 , or, if the Offer is extended, as of any later repurchase date. See Item 4(a)(1)(v) below.

A Shareholder may tender its entire amount of Shares or a portion of its Shares. However, if a Shareholder does not tender all of such Shareholder’s Shares, the Shareholder’s remaining account balance (i.e., the Shareholder’s account balance determined as of December 31, 2025 , less the dollar amount of the Shareholder’s tender) must be equal to at least the Shareholder’s minimum investment amount determined by the applicable Share class (the “Investment Minimum”). If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the Investment Minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between June 30 , 2025 and December 31, 2025 , the remaining account balance as of December 31, 2025 , net of the amount of any tender, is below the Investment Minimum, the Fund will not reduce the amount of the tender.

Each Shareholder may tender some of their Shares (subject to their maintenance of a minimum account balance as described above). In either case, repurchases of Shares by the Fund will be made in the form of Notes. The delivery of Notes will generally be made promptly (within five business days) after the Expiration Date. Each Note will entitle a Shareholder to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares. The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Tender Valuation Date of December 31, 2025 or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Tender Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Tender Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies).

(iii) The Offer is scheduled to initially expire at 12:00 midnight, Eastern Time, on October 21 , 2025 . Shareholders that wish to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. “Expiration Date” means the later of (i) October 21 , 2025 , at 12:00 midnight, Eastern Time or (ii) the latest time and date to which the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 of the Offer to Purchase dated September 23, 2025. Shareholders will be notified of any such extension.

(vi) Until the notice due date ( October 21 , 2025 ) or any later notice due date, Shareholders have the right to change their minds and cancel any tenders of their Shares. Once a tender is cancelled, Shares may be re-tendered, provided that such tenders are made before the appropriate due date.

(vii) Shareholders wishing to tender Shares held directly pursuant to the Offer should mail a completed and executed Letter of Transmittal to the Fund, c/o Ultimus Fund Solutions, LLC, PO Box 541150, Omaha, NE 68154. Shareholders wishing to tender shares held through a custodian should complete and send the Letter of Transmittal to the custodian and direct the custodian to execute it and mail it to UFS at the same address. The completed and executed Letter of Transmittal must be received by UFS no later than the Expiration Date. The Fund recommends that all documents be submitted to UFS by certified mail, return receipt requested. If a Shareholder elects to tender, it is the tendering Shareholder’s responsibility to confirm receipt of the Letter of Transmittal or other document by UFS. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares. Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date. To be effective, any notice of withdrawal must be timely received by UFS at the address set forth above. Such receipt should be confirmed by the Shareholder in accordance with the procedures set out in Section 5 of the Offer to Purchase. A form to use to give notice of withdrawal is included in the mailing sent Shareholders. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 of the Offer to Purchase, the purchase price of a Share tendered by any Shareholder will be the net asset value thereof as of the close of business on the Tender Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Tender Valuation Date, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Shareholders may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 of the Offer to Purchase). In either case, repurchases of Shares by the Fund will be made in the form of Notes. The delivery of Notes will generally be made promptly (within five business days) after the Expiration Date. Each Note will entitle you to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares. The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Tender Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Tender Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies).

(ix) If Interests in excess of approximately 5% of the net assets of the Fund (more than ($6, 984,051.60 ) of Shares) are duly tendered to the Fund prior to the notice due date and not cancelled prior to the notice due date, the Fund will in its sole discretion either, (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Fund has no present intention to accept any additional Shares.

(x) Not applicable.

(xi) The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made. Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares on a continuous basis in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(xii) A Shareholder who tenders all of its Shares in the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Shareholder and such Shareholder’s adjusted tax basis in its Shares.  The amount realized will include the Shareholder’s allocable share of the Fund’s liabilities (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering Shareholder only as and after the total proceeds received by such Shareholder exceed the Shareholder’s adjusted tax basis in its Shares. A loss, if any, will be recognized only after the tendering Shareholder has received full payment of cash.

A Shareholder’s adjusted tax basis in its Shares for purposes of determining gain or loss pursuant to the Offer is generally equal to the amount paid by the Shareholder for its Shares as adjusted by certain items. Basis is generally increased by (i) the Shareholder’s allocable share of Fund income and gain and (ii) the Shareholder’s allocable share of any Fund liabilities (as determined for U.S. federal income tax purposes). Basis is generally decreased by (i) the Shareholder’s allocable share of Fund losses, deductions, and expenses, (ii) the amount of cash distributed by the Fund to the Shareholder, (iii) the tax basis of property (other than cash), if any, distributed by the Fund to the Shareholder, and (iv) any reduction in the Shareholder’s allocable share of Fund liabilities (as determined for U.S. federal income tax purposes). Each Shareholder is urged to consult its tax advisor regarding the calculation of its adjusted tax basis.

This capital gain or loss will be short-term or long-term depending upon the Shareholder’s holding period for its Shares at the time the gain or loss is recognized.  U.S. Treasury Regulations provide that a Shareholder may have a fragmented holding period for its Shares if the Shareholder has made contributions to the Fund at different times.  However, a tendering Shareholder will recognize ordinary income to the extent such Shareholder’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the Shareholder’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to U.S. Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund may be treated as an unrealized receivable with respect to the tendering Shareholder. Moreover, interest may be imputed as ordinary income on the amount of any promissory note received by a Shareholder in exchange for some or all of its shares.

A Shareholder who tenders less than all of its Shares in the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such Shareholder’s adjusted tax basis in its Shares.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers are generally subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, are generally taxed at ordinary income rates. Capital losses are subject to a number of limitations under the Internal Revenue Code of 1986 (the “Code”).

Certain Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The application of these rules to gain recognized on the disposition of an interest in a partnership such as the Fund are complex and, in many respects, uncertain. Shareholders are urged to consult their tax advisors regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in certain “passive foreign investment companies” at the time of the closing of the Offer and certain elections have not been made, gain recognized by a Shareholder pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the shareholder held its Shares or the period during which the Fund held its shares in such entity and, for gain allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer and (ii) the tax will be payable generally without regard to offsets from deductions, losses, and expenses, and (iii) the Shareholder will also be subject to an interest charge for any deferred tax. Shareholders are urged to consult their tax advisors regarding these and other special rules that could affect the consequences to a Shareholder participating in the Offer.

In the event that any Shareholder recognizes a loss upon its sale of Shares pursuant to the Offer and such loss exceeds $250,000, the Fund will be required to reduce its tax basis in its assets by the amount of such loss. Such reduction would increase the amount of gain or decrease the amount of loss recognized by the Fund (and thus its shareholders) upon a later disposition of the assets to which such reduction is allocated.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the Internal Revenue Service (“IRS”) that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the U.S. Treasury Regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is provided to the IRS.

Shareholders who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. All Shareholders are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

(a) (2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Agreements and understandings involving the Fund’s securities include the Fund’s Prospectus dated July 31, 202 5 , as may be supplemented from time to time (including previous iterations, the “Prospectus”), and the Declaration of Trust. Parties to the Declaration of Trust include the Fund’s Board of Trustees. The Prospectus and the Declaration of Trust, which were provided or available to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Fund’s adviser expects that generally it will recommend to the Board of Trustees that the Fund offer to repurchase 5% of the Fund’s Shares from Shareholders on a quarterly basis. The Board of Trustees intends to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The Fund has previously offered to repurchase Shares pursuant to written tenders, and set out below is a chart summarizing the effective dates of such offers, the maximum amounts of such offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase:

Effective Date of Offer	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted for Repurchase
September 29, 2017	$1,289,029.42	$2,070,314.31	$1,289,029.42
December 22, 2017	$1,437,682.18	$777,035.12	$777,035.12
March 21, 2018	$1,461,940.20	$403,057.68	$403,057.68
June 20, 2018	$1,639,715.29	$441,189.73	$441,189.73
September 24, 2018	$1,754,566.27	$292,050.79	$292,050.79
December 19, 2018	$2,126,373.74	$0	$0
March 20, 2019	$2,288,945.31	$57,772.60	$57,772.60
June 20, 2019	$2,748,228.75	$327,243.19	324,243.19
September 20, 2019	$2,748,228.75	$732,949.52	$732,949.52
December 20, 2019	$2,866,878.16	$665,592.14	$665,592.14
March 20, 2020	$2,288,945.31	$1,924,903.00	$1,924,903.00
June 22, 2020	$2,793,466.95	$127,919.00	$1,490,515.14
September 22, 2020	$2,994,829.05	$503,644.59	$503,644.59
December 22, 2020	$3,154,846.96	381,360.55	$381,360.55
March 22, 2021	$3,396,555.55	$0	$0
June 22, 2021	$3,818,192.33	$725,802.37	$725,802.37
September 21, 2021	$4,330,650.39	$1,100,535.81	$1,100,535.81
December 22, 2021	$4,639,564.45	$189,106.16	$189,106.16
March 22, 2022	$5,025,920.02	$790,034.34	$790,034.34
June 22, 2022	$5,528,791.06	$512,189.88	$512,189.88
September 22, 2022	$5,618,736.76	824,835.39	824,835.39
December 21, 2022	$5,929,173.28	$1,573,042.63	$1,573,042.63
March 23, 2023	$6,004,722.59	$974,099.05	$974,099.05
June 22, 2023	$6,197,663.86	$71,004.05	$71,004.05
September 22, 2023	$6,973,297.40	$2,318,349.62	$2,318,349.62
December 21, 2023	$7,144,649.67	$2,432,200.49	$2,432,200.49
March 20, 2024	$7,297,650.04	$1,241,152.35	$1,241,152.35
June 21, 2024	$7,279,257.28	$3,957,215.68	$3,957,215.68
September 20, 2024	$7,215,934.59	$8,529,385.06	$8,529,385.06
December 20, 2024	$7,390,627.96	$2,068,323.12	$2,068,323.12
March 21, 2025	$7,330,394.64	$4,704,562.40	$4,704,562.40
June 20, 2025	$6,968,826.07	[not yet determined]	[not yet determined]
September 23, 2025	$6,984,051.60	[not yet determined]	[not yet determined]

Other than as described in this Item 5, the Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Shares (whether or not legally enforceable) between: (a) the Fund, the Fund’s adviser, a Trustee or any person controlling the Fund or the Fund’s adviser; and (b) any other person.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set forth in the Prospectus and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Prospectus. The Fund currently expects that it will accept subscriptions for Shares on a continuous basis, but is under no obligation to do so, and may do so as determined by the Board of Trustees.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s adviser, or members of the Board of Trustees, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees; (v) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on a continuous basis in the discretion of the Fund), or the disposition of Shares (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund, other than presently exist. Changes within the management of the parent company of the Fund’s adviser may lead to a new investment advisory agreement with the Fund’s adviser, but any such new agreement is expected to be substantively similar in all material respects to the existing investment advisory agreement.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 5% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, and/or borrowings (as described in paragraph (d) below).

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Neither the Fund, nor the Board of Trustees, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board of Trustees, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, the Fund did not own any of its Shares.

(b) Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Fund’s adviser, or any person deemed to be controlling the Fund or the Fund’s adviser.

(c) Not applicable.

(d) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, any member of the Board of Trustees or officers of the Fund.

(e) Not applicable.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)       (1) The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated March 31, 2025, and the Financial Statements contained in the Fund’s semi-annual report dated September 30, 2024 , are incorporated by this reference. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at 855.924.2454.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

(3) Not applicable.

(4) Net asset value per share as of June 30 , 2025 was $14. 36 for Class A, $1 5.02 for Class I, $14. 63 for Class II, and $1 4.07 for Class L.

(b)        The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) (c)	Not applicable. None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Withdrawal of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund’s Acceptance of Tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Princeton Everest Fund

By:	/s/ Michael Sabre
Name: Michael Sabre
Title: Treasurer

September 23 , 2025

EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Withdrawal of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund’s Acceptance of Tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.